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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., DC

SEC FILE NUMBER
8-[redacted] 69348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. Wood Capital Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 Calistoga Road
(No. and Street)

Santa Rosa	CA	95404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SD Mayer & Associates, LLP
(Name - if individual, state last, first, middle name)

235 Montgomery Street, 28th Floor	San Francisco	CA	94104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

AFFIRMATION

I, Jason M. Wood, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to J. Wood Capital Advisors LLC as of December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

State of CALIFORNIA
County of SAN FRANCISCO
Subscribed and sworn to (or affirmed) before me on this 26 day of February, 2015 by Jason M. Wood, personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_______________(Notary signature)

Notary Public

CHRISTINE YOUNG
Commission # 1934630
Notary Public - California
San Francisco County
My Comm. Expires May 28, 2015

J. Wood Capital Advisors LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Wood Capital Advisors LLC
Index
December 31, 2014

SD MAYER & ASSOCIATES, LLP

ACCOUNTING | TAX | CONSULTING | WEALTH MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
J. Wood Capital Advisors, LLC

We have audited the accompanying statement of financial condition (financial statement) of J. Wood Capital Advisors, LLC ("the Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. J. Wood Capital Advisors, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of J. Wood Capital Advisors, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

S D Mayer & Associates, LLP

San Francisco, California
February 27, 2015

J. Wood Capital Advisors LLC
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 128,567
Due from broker	2,985,412
Securities held with no ready market	4,333,682
Fees receivable	100,000
Fixed assets (net of accumulated depreciation of $6,362)	40,745
Other assets	18,946
Total assets	$ 7,607,352
Liabilities and Member's Equity	
Accrued expenses	$ 49,395
Securities sold, not yet purchased	973,237
Total liabilities	1,022,632
Member's equity	6,584,720
Total liabilities and member's equity	$ 7,607,352

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

J. Wood Capital Advisors LLC (the "Company") is a limited liability company formed under the laws of the State of California. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company renders corporate financial advisory services to selected clients. Such advisory services involve mergers and acquisitions, debt and equity financing, derivative strategies and leveraged buyouts. The Company also serves as an underwriter of securities or selling group participant.

2. Summary of Significant Accounting Policies

Basis of Presentation

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The mergers and acquisitions and financial restructuring advisory fees are recognized at the closing of the respective transactions.

Furniture and Equipment

Furniture and equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over an estimated useful life of three to five years.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The 2013 tax year remains open for examination by the tax authorities.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

2. Summary of Significant Accounting Policies (continued)

Market and Counterparty Risk

The Company has sold a call option and might therefore at a future date be obligated to sell the securities that underlie the call option. The Company has recorded this obligation in the financial statements at December 31, 2014 at fair value, and could incur a loss if the fair value of the securities increases subsequent to December 31, 2014. The Company's exposure with regard to the call option is mitigated by a position in the underlying security, which currently is not freely marketable but which will become marketable in the next few months. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value. In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

3. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year of operations. At December 31, 2014, the Company had net capital of $863,000 which exceeded the required net capital by $763,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers.

4. Investments

During the year, the Company received restricted stock as compensation on an advisory engagement. The Company has a position in options offsetting the risk of this security.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

4. Investments (continued)

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

4. Investments (continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2014:

	Level I	Level II	Level III	
Securities owned at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/14**
Nonmarketable equity security	$ -	$ 4,333,682	$ -	$ 4,333,682
	$ -	$ 4,333,682	$ -	$ 4,333,682
Securities sold, not yet purchased, at fair value:				
Options		$ 973,237	$ -	$ 973,237

Nonmarketable equity security position is hedged by, and related to, the short option position.

5. Employee Benefit Plan

The Company participates in a 401(k) plan covering its employees. For the year ended December 31, 2014, the Company made $717,220 in contributions.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2014:

Furniture and equipment	$ 13,607
Automobile	33,500
Less: accumulated depreciation	(6,362)
Total	$ 40,745

7. Commitments

The Company has two lease agreements to occupy office space at two locations.

Future minimum payments to be made under these leases are due in future years as follows:

Year Ending December 31,	Total Commitments
2015	$ 60,093
2016	2,000
	$ 62,093

8. Concentrations

The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company does not consider itself to be at risk with respect to its cash balances.

The Company maintains an account at a major NYSE member organization. Said account contains the Company's long and short securities positions as well as a significant cash balance.

4. Investments (continued)

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently

4. Investments (continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2014:

	Level I	Level II	Level III	
Securities owned at fair value:	**Quoted prices in active markets for identical assets**	**Significant other observable inputs**	**Unobservable inputs**	**Balance as of 12/31/14**
Nonmarketable equity security	$ -	$ 4,333,682	$ -	$ 4,333,682
	$ -	$ 4,333,682	$ -	$ 4,333,682
Securities sold, not yet purchased, at fair value:				
Options		$ 973,237	$ -	$ 973,237

Nonmarketable equity security position is hedged by, and related to, the short option position.

5. Employee Benefit Plan

The Company participates in a 401(k) plan covering its employees. For the year ended December 31, 2014, the Company made $717,220 in contributions.

6. Fixed Assets

Fixed assets consist of the following at December 31, 2014:

Furniture and equipment	$ 13,607
Automobile	33,500
Less: accumulated depreciation	(6,362)
Total	$ 40,745

7. Commitments

The Company has two lease agreements to occupy office space at two locations.

Future minimum payments to be made under these leases are due in future years as follows:

Year Ending December 31,	Total Commitments
2015	$ 60,093
2016	2,000
	$ 62,093

8. Concentrations

The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company does not consider itself to be at risk with respect to its cash balances.

The Company maintains an account at a major NYSE member organization. Said account contains the Company's long and short securities positions as well as a significant cash balance.